Cyxtera Technologies, Inc.

333 Ponce de Leon Boulevard, Suite 900

Coral Gables, Florida 33134

March 31, 2022

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kyle Wiley
Jan Woo

Re:	Cyxtera Technologies, Inc.

Registration Statement on Form S-1 (Registration No. 333-263873)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-263873) (the “Registration Statement”) of Cyxtera Technologies, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 4, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jason Licht at (202) 637-2258.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Jason Licht of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,
Cyxtera Technologies, Inc.

By:	/s/ Victor Semah
Name:	Victor Semah
Title:	Chief Legal Officer